UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 06.057.223/0001-71 NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. (“Company”), in compliance with article 157, §4th of Law No. 6,404 of December 15, 1976, as amended and the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44 of August 23, 2021, hereby informs its shareholders and the market in general that the Company's Board of Directors approved at the meeting held on this date, the intention of the Company to proceed with the voluntary delisting of its American Depositary Shares (“ADSs”), each representing five common shares of the Company and represented by American Depositary Receipts (“ADRs”), from the New York Stock Exchange (“NYSE”) (“Delisting”), including the change of the Company's ADR program to Level 1, in order to enable investors to maintain ownership of their ADSs, which may be traded on over-the-counter markets after the Delisting, as applicable, and deregistration with the United States Securities and Exchange Commission (“SEC”), once the Company complies with the applicable deregistration requirements.

The Company clarifies that the application for listing and admission to trading of its common shares on the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado”) and the application to list its ADSs on the NYSE were granted in February 2021 in the context of the corporate reorganization involving the Company and Companhia Brasileira de Distribuição (GPA), as disclosed to the market in general at the time.

However, the Company considers that maintaining a secondary listing on the NYSE is not currently beneficial, given that trading of the Company’s common shares is predominantly concentrated (around 87%) on the Novo Mercado. The Delisting is in line with the Company’s long-term strategy of maintaining efficient operations, given the low cost characteristic of the Company (“low-cost company”).

Accordingly, the Company intends to file a Form 25 with the SEC in due course seeking to make the Delisting effective by January 9, 2025. The Company expects immediately following the Delisting, the ADSs will begin to trade over-the-counter. Thereafter, if and when the requirements are met, the Company will file a Form 15F with the SEC to deregister and terminate its disclosure obligations under the Securities and Exchange Act of 1934, as amended. The Company reserves the right, for any reason and at any time, to postpone or cancel the filings of Forms 25 and 15F or otherwise modify its plans with respect to this matter.

Finally, the Company clarifies that: (i) its common shares will continue to be listed and admitted to trading in Brazil, on the Novo Mercado, which is its primary trading market, maintaining all periodic and occasional disclosures required by applicable Brazilian regulations; and (ii) committed to high standards of governance, even after the effectiveness of the Delisting and the deregistration with SEC, the Company will voluntarily maintain its current corporate governance practices.

The Company will keep its shareholders and the market in general informed of any material updates regarding the matters mentioned herein.

Rio de Janeiro, December 19th, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.